02037434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 8 - 2002
1086

Form 6-K

July 3, 2002

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On July 3, 2002, Bookham Technology plc issued a press release announcing a realignment of its manufacturing resources. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1 Press Release dated July 3, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: ______________________
Name: Stephen Abely
Title: Chief Financial Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Press Release dated July 3, 2002.	2

Exhibit 99.1

BOOKHAM technology

PRESS RELEASE
Embargoed until 07.00am, 3 July 2002

Bookham Technology plc
announces realignment of manufacturing resources

Oxfordshire, UK – 3 July 2002: Taking advantage of its acquisition of Marconi's optical component business earlier this year, Bookham Technology plc (LSE: BHM, Nasdaq: BKHM) today announced it will concentrate its worldwide production in two out of its current four facilities, manufacturing ASOC components at its Milton facility and active components at its Caswell site. Through an ongoing process efficiency programme, the company believes that it can now handle component production rates of £200 million ($306 million) at Milton and similar levels at Caswell, permitting it to close its other two facilities in Maryland, US and Swindon, UK. The company believes that these closures will reduce costs without adverse impact on manufacturing capacity or on future sales ramp-up.

The company estimates that its ongoing broader cost reduction efforts, of which the facilities realignment is an important part, will reduce its quarterly cash burn rate to between £10 million and £12 million ($15 million and $18 million), excluding restructuring costs, in the fourth quarter 2002. Following the completion of this cost reduction programme, the company expects to incur exceptional charges of £8 million to £12 million ($12 million to $18 million).

The company will announce its second quarter 2002 results on 30 July 2002 through its normal scheduled press release and conference call. The company's revenue for the quarter ended 30 June 2002 was £7.1 million ($10.9 million) up 27% from first quarter 2002 (£5.6 million; $8.6 million), in line with average analyst expectations. The company also reduced its quarterly cash burn to £13.8 million ($21.1 million) from £22.2 million ($33.4 million) in the first quarter 2002, and ended the quarter with £148.8 million ($227.7 million) in cash.

All US dollar numbers have been translated at £1 = $1.53 for the convenience of the reader.

-ends-

The company will be hosting a conference call to discuss this release on Wednesday 3 July 2002 at 10.30am (BST), 11.30am (CET), 05.30am (EST). Dial in numbers are as follows:

UK/European participants	**+44 (0) 20 8240 8245**
US participants	**+1 800 513 7968**

A taped recording will be available approximately 1 hour after the call ends for 5 days. Dial in numbers are as follows:

UK/European participants	**+44 (0) 20 8288 4459** **(access code: 679462)**
US participants	**+1 703 736 7336** **(access code: 679462)**

For further information, please contact:

Bookham Technology:	**Financial Dynamics:**	**Financial Dynamics:**
Tel: +44 (0) 1235 837000	Tel: +44 (0) 20 7831 3113	Tel: +1 (212) 497 9202
Giorgio Anania – President & CEO Steve Abely – Chief Financial Officer Sharon Ostaszewska – Director Communications	Sarah Marsland Sarah Manners Juliet Clarke	Deborah Ardern-Jones Matt Dallas

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this financial commentary and elsewhere in this report include certain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, uncertainties relating to demand for the group's products, demand for optical components generally and overall future growth in the market for optical components, uncertainties relating to the group's investment in, and reorganization of, its manufacturing capacity, production equipment and personnel and related impact on profitability, quarterly variations in financial results, manufacturing capacity yields and inventory, intellectual property issues, issues surrounding integration of the optical components business acquired from Marconi and other uncertainties that are discussed in the "Risk Factors" section of the group's annual report on Form 20-F for the fiscal year ended 31 December 2001, dated 21 May 2002, which is on file with the Securities and Exchange Commission. Forward-looking statements represent the group's estimates as of the date made, and should not be relied upon as representing the group's estimates as of any subsequent date. While the group may elect to update forward-looking statements in the future, it disclaims any obligation to do so.